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                          November 18, 2020

       Geoffrey Kempler
       Chief Executive Officer
       Alterity Therapeutics Limited
       ABN 37 080 699 065
       Level 3, 460 Bourke Street
       Melbourne, Victoria 3000 Australia

                                                        Re: Alterity
Therapeutics Limited
                                                            Registration
Statement on Form F-3
                                                            Filed November 13,
2020
                                                            File No. 333-250076

       Dear Mr. Kempler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven J. Glusband,
Esq.